Exhibit 2
Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
WPP plc
Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2021 and 2020

Continuing operations	Notes	Six months ended 30 June 2021 £m	Six months ended 30 June 2020 1 £m

Revenue	7	6,132.5	5,582.7
Costs of services	4	(5,196.1)	(4,804.7)
Gross profit		936.4	778.0
General and administrative costs	4	(452.8)	(3,528.6)
Operating profit/(loss)		483.6	(2,750.6)
Share of results of associates	5	40.0	(51.9)
Profit/(loss) before interest and taxation		523.6	(2,802.5)
Finance and investment income	6	30.1	51.2
Finance costs	6	(147.2)	(157.3)
Revaluation and retranslation of financial instruments	6	(12.1)	(268.6)
Profit/(loss) before taxation		394.4	(3,177.2)
Taxation	8	(107.1)	(10.9)
Profit/(loss) for the period from continuing operations		287.3	(3,188.1)

Discontinued operations
Profit for the period from discontinued operations		—	3.1

Profit/(loss) for the period		287.3	(3,185.0)

Attributable to:
Equity holders of the parent
Continuing operations		252.7	(3,209.2)
Discontinued operations		—	(6.8)
		252.7	(3,216.0)
Non-controlling interests
Continuing operations		34.6	21.1
Discontinued operations		—	9.9
		34.6	31.0
		287.3	(3,185.0)

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	20.9p	(262.5p )
Diluted earnings per ordinary share	10	20.6p	(262.5p )

Earnings per share from continuing operations
Basic earnings per ordinary share	10	20.9p	(262.0p )
Diluted earnings per ordinary share	10	20.6p	(262.0p )
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.
1	Figures have been restated as described in the accounting policies.

WPP plc
Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2021 and 2020

	Six months ended 30 June 2021 £m	Six months ended 30 June 2020 1 £m

Profit/(loss) for the period	287.3	(3,185.0)
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(101.5)	412.3
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	(15.4)
	(101.5)	396.9

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	27.2	(102.4)
	27.2	(102.4)
Other comprehensive (loss)/income for the period	(74.3)	294.5
Total comprehensive income/(loss) for the period	213.0	(2,890.5)

Attributable to:
Equity holders of the parent
Continuing operations	183.9	(2,918.5)
Discontinued operations	—	(21.1)
	183.9	(2,939.6)
Non-controlling interests
Continuing operations	29.1	39.0
Discontinued operations	—	10.1
	29.1	49.1
	213.0	(2,890.5)
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.
1	Figures have been restated as described in the accounting policies.

WPP plc
Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2021 and 2020

	Notes	Six months ended 30 June 2021 £m	Six months ended 30 June 2020 £m

Net cash inflow/(outflow) from operating activities	11	39.2	(401.9)
Investing activities
Acquisitions	11	(148.5)	(96.8)
Disposal of investments and subsidiaries	11	1.3	203.9
Purchases of property, plant and equipment		(111.6)	(121.3)
Purchases of other intangible assets (including capitalised computer software)		(26.7)	(19.2)
Proceeds on disposal of property, plant and equipment		3.4	3.1
Net cash outflow from investing activities		(282.1)	(30.3)
Financing activities
Repayment of lease liabilities		(157.4)	(154.5)
Cash consideration received from non-controlling interests	11	38.7	—
Cash consideration for purchase of non-controlling interests	11	(117.7)	(37.8)
Share repurchases and buybacks	11	(297.6)	(285.5)
Proceeds from borrowings	11	—	922.9
Repayment of borrowings	11	(35.9)	(223.1)
Financing and share issue costs		(0.3)	(6.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(74.5)	(40.1)
Net cash (outflow)/inflow from financing activities		(644.7)	175.1
Net decrease in cash and cash equivalents		(887.6)	(257.1)
Translation of cash and cash equivalents		(102.6)	7.1
Cash and cash equivalents at beginning of period		4,337.1	2,799.6
Cash and cash equivalents including cash held in disposal group at end of period		3,346.9	2,549.6
Cash and cash equivalents held in disposal group presented as held for sale		—	(13.5)
Cash and cash equivalents at end of period	12	3,346.9	2,536.1
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

WPP plc
Unaudited condensed consolidated interim balance sheet as at 30 June 2021 and 31 December 2020

	Notes	30 June 2021 £m	31 December 2020 £m

Non-current assets
Intangible assets:
Goodwill	13	7,325.1	7,388.8
Other		1,364.5	1,389.3
Property, plant and equipment		820.8	790.9
Right-of-use assets		1,445.0	1,504.5
Interests in associates and joint ventures		424.4	330.7
Other investments		448.7	387.3
Deferred tax assets		264.8	212.9
Corporate income tax recoverable		44.0	24.8
Trade and other receivables	14	177.5	156.2
		12,314.8	12,185.4

Current assets
Corporate income tax recoverable		141.3	133.1
Trade and other receivables	14	10,224.5	10,972.3
Cash and short-term deposits		3,546.1	12,899.1
		13,911.9	24,004.5

Current liabilities
Trade and other payables	15	(12,714.8)	(13,859.7)
Corporate income tax payable		(312.2)	(330.9)
Short-term lease liabilities		(267.5)	(323.8)
Bank overdrafts, bonds and bank loans		(803.3)	(8,619.2)
		(14,097.8)	(23,133.6)
Net current (liabilities)/assets		(185.9)	870.9
Total assets less current liabilities		12,128.9	13,056.3

Non-current liabilities
Bonds and bank loans		(4,286.5)	(4,975.5)
Trade and other payables	16	(431.9)	(313.5)
Corporate income tax payable		—	(1.3)
Deferred tax liabilities		(329.9)	(304.1)
Provisions for post-employment benefits		(151.6)	(156.7)
Provisions for liabilities and charges		(316.6)	(306.3)
Long-term lease liabilities		(1,809.8)	(1,832.5)
		(7,326.3)	(7,889.9)
Net assets		4,802.6	5,166.4

Equity
Called-up share capital		127.0	129.6
Share premium account		570.3	570.3
Other reserves		(43.4)	196.0
Own shares		(1,114.8)	(1,118.3)
Retained earnings		4,952.1	5,070.7
Equity shareholders’ funds		4,491.2	4,848.3
Non-controlling interests		311.4	318.1
Total equity		4,802.6	5,166.4
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP pl
c
Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2021 and 2020

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings £m	Total equity shareholders’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2021	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4
Share cancellations	(2.6)	—	2.6	—	(248.1)	(248.1)	—	(248.1)
Treasury share allocations	—	—	—	3.7	(3.7)	—	—	—
Profit for the period	—	—	—	—	252.7	252.7	34.6	287.3
Exchange adjustments on foreign currency net investments	—	—	(96.0)	—	—	(96.0)	(5.5)	(101.5)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	27.2	27.2	—	27.2
Other comprehensive (loss)/income	—	—	(96.0)	—	27.2	(68.8)	(5.5)	(74.3)
Total comprehensive (loss)/income	—	—	(96.0)	—	279.9	183.9	29.1	213.0
Dividends paid	—	—	—	—	—	—	(74.5)	(74.5)
Non-cash share-based incentive plans (including share options)	—	—	—	—	43.9	43.9	—	43.9
Tax adjustments on share-based payments	—	—	—	—	(4.6)	(4.6)	—	(4.6)
Net movement in own shares held by ESOP Trusts	—	—	—	(0.2)	(49.3)	(49.5)	—	(49.5)
Recognition/remeasurement of financial instruments	—	—	(146.0)	—	(0.2)	(146.2)	—	(146.2)
Acquisition and disposal of subsidiaries 1	—	—	—	—	(136.5)	(136.5)	38.7	(97.8)
Balance at 30 June 2021	127.0	570.3	(43.4)	(1,114.8)	4,952.1	4,491.2	311.4	4,802.6

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings £m	Total equity shareholders’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2020	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Share cancellations	(3.2)	—	3.2	—	(281.2)	(281.2)	—	(281.2)
Treasury share allocations	—	—	—	0.5	(0.5)	—	—	—
(Loss)/profit for the period 2	—	—	—	—	(3,216.0)	(3,216.0)	31.0	(3,185.0)
Exchange adjustments on foreign currency net investments 2	—	—	394.2	—	—	394.2	18.1	412.3
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(15.4)	—	—	(15.4)	—	(15.4)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(102.4)	(102.4)	—	(102.4)
Other comprehensive income/(loss) 2	—	—	378.8	—	(102.4)	276.4	18.1	294.5
Total comprehensive income/(loss) 2	—	—	378.8	—	(3,318.4)	(2,939.6)	49.1	(2,890.5)
Dividends paid	—	—	—	—	—	—	(40.1)	(40.1)
Non-cash share-based incentive plans (including share options)	—	—	—	—	30.6	30.6	—	30.6
Tax adjustments on share-based payments	—	—	—	—	2.6	2.6	—	2.6
Net movement in own shares held by ESOP Trusts	—	—	—	53.9	(54.3)	(0.4)	—	(0.4)
Recognition/remeasurement of financial instruments 2	—	—	67.9	—	(32.8)	35.1	—	35.1
Share purchases – close period commitments 3	—	—	252.3	—	—	252.3	—	252.3
Acquisition of subsidiaries 1	—	—	—	—	(52.7)	(52.7)	(12.0)	(64.7)
Restated balance at 30 June 2020	129.6	570.3	532.3	(1,124.3)	4,983.2	5,091.1	368.4	5,459.5
Notes
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1
Acquisitions and disposals of subsidiaries represents movements in retained earnings and non-controlling interests arising
from changes in ownership of existing subsidiaries and recognition of non-controlling
interests on new acquisitions.

2	Figures have been restated as described in the accounting policies.
3
During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the period ended 30 June 2020.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting
The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies
The unaudited condensed consolidated interim financial statements comply with IAS 34: Interim Financial Reporting and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages
F-4
to
F-14
of the 2020 Annual Report on Form
20-F.
No changes have been made to the Group’s accounting policies in the period ended 30 June 2021.
In April 2021, an IFRIC agenda decision was issued in relation to the accounting treatment for configuration and customisation costs in a cloud computing arrangement. This guidance clarified that in order for an intangible asset to be capitalised in relation to customisation and configuration costs in a software-as-a-service
(SaaS) arrangement, it is necessary for there to be control of the underlying software asset or for there to be a separate intangible asset which meets the definition in IAS 38 Intangible Assets. The Group’s existing policy is to capitalise such customisation and configuration costs.
In 2020, as part of our Group transformation plan, the Group commenced a multiyear implementation of a cloud-based ERP and human capital management tool. We are currently in the process of assessing the financial reporting impact of this agenda decision on this implementation and we expect to change our accounting policy in the financial statements for the year ending 31 December 2021 when the impact is determined. The Group has deemed this to be a reasonable timeframe to implement this clarified guidance given the complexities involved in this implementation as permitted by the Due Process Handbook of the IFRS Foundation. As at 30 June 2021, the Group has capitalised £29.8 million of costs associated with this implementation (year ended 31 December 2020: £14.0 million). This agenda decision will result in some, or all, of these costs and any further implementation costs being expensed. We are assessing whether any other previously capitalised software costs will require to be expensed as a result of the agenda decision but currently do not expect the amounts to be significant.
Restatement
After the unaudited condensed consolidated interim financial statements for the period ended 30 June 2020 were issued, it was determined that they did not comply with certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative
financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).
Net investment hedging was inappropriately applied against certain foreign exchange exposures, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the period ended 30 June 2020, resulting in the reclassification of exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £301.1 million loss for the period ended 30 June 2020 being recognised in revaluation and retranslation of financial instruments. This change also reduced the opening retained earnings balance as at 1 January 2020 by £271.7 million with a corresponding increase in other reserves.
The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

historically used in this calculation represented the Company’s cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the period ended 30 June 2020 to reflect the change, which resulted in the following adjustments:

•	A credit of £2.5 million in the period ended 30 June 2020 was recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6);

•
The goodwill impairment charge decreased by £36.1 million in the period ended 30 June 2020, as a result of the above adjustments that decreased goodwill and payments due to vendors (earnout agreements) on the consolidated balance sheet;

•	The opening retained earnings balance as at 1 January 2020 was reduced by £87.3 million and opening other reserves increased by £59.6 million.
The above description of the restatements has been repeated from the Form 6-K/A for the six month period ended 30 June 2020 that we filed with the SEC on 12 February 2021 and has been included to ensure consistency with the unaudited condensed consolidated interim financial statements for the six month period ended 30 June 2021 reported in the UK.
In addition, the company has made a subsequent adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model, which resulted in the following adjustments:

•	The goodwill impairment charge increased by £328.2 million for the period ended 30 June 2020;

•	Impairment of right-of-use and other assets increased by £5.1 million for the period ended 30 June 2020;

•	The deferred tax credit increased £13.1 million with a corresponding decrease in deferred tax liabilities.
The table below reflects the impact of these adjustments on key income statement line items.

Six months ended 30 June 2020
Continuing operations	As previously reported 1	Adjusted
	£ m	£ m
General and administrative costs	3,195.3	3,528.6
Operating loss	(2,417.3)	(2,750.6)
Loss before interest and taxation	(2,469.2)	(2,802.5)
Loss before taxation	(2,843.9)	(3,177.2)
Loss for the period from continuing operations	(2,867.9)	(3,188.1)
Loss for the period	(2,864.8)	(3,185.0)
Loss for the period attributable to equity holders of the parent	(2,889.0)	(3,209.2)
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,224.7
Reported basic earnings per shar e	(235.9p )	(262.0p )
Note
1	As previously reported in the Company’s Form 6-K/A filed on 12 February 2021.
The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 1
5
September 2021.

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.	Currency conversion
The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The period ended 30 June 2021 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.39 to the pound (period ended 30 June 2020: US$1.26) and €1.15 to the pound (period ended 30 June 2020: €1.14). The unaudited condensed consolidated interim balance sheet as at 30 June 2021 has been prepared using the exchange rates on that day of US$1.38 to the pound (31 December 2020: US$1.37) and €1.16 to the pound (31 December 2020: €1.12).

4.	Costs of services and general and administrative cost s

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Costs of services	5,196.1	4,804.7
General and administrative costs	452.8	3,528.6
	5,648.9	8,333.3

Note
1	Figures have been restated as described in the accounting policies.
Costs of services and general and administrative costs include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Staff costs	3,473.3	3,330.0
Establishment costs	264.8	314.4
Media pass-through costs	857.0	613.7
Other costs of services and general and administrative costs 2	1,053.8	4,075.2
	5,648.9	8,333.3

Notes
1	Figures have been restated as described in the accounting policies.
2	Other costs of services and general and administrative costs include £376.3 million (period ended 30 June 2020: £301.3 million) of other pass-through costs.
Staff costs include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Wages and salaries	2,329.8	2,417.5
Cash-based incentive plans	200.2	17.2
Share-based incentive plans	43.9	30.6
Severance	14.5	18.8
Other staff costs	884.9	845.9
	3,473.3	3,330.0

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)
Other costs of services and general and administrative costs include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	—	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	—	225.7
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Litigation settlement	21.7	—

Note
1	Figures have been restated as described in the accounting policies.
Amortisation and impairment of acquired intangibles in the period ended 30 June 2021 includes an impairment charge of £3.9 million (2020: £17.1 million) in regard to certain brand names and customer relationships for entities which have closed.
The goodwill impairment charge of £2,812.9 million in 2020 largely reflects the adverse impacts of
COVID-19
on a number of businesses in the Group at that time. This has been restated as described in the accounting policies. Details of the Group’s goodwill impairment review are included in the 2020 Annual Report on
Form 20-F.
Restructuring costs in relation to
COVID-19
of £19.7 million (2020: £39.3 million) primarily relate to property costs which the Group undertook in response to the
COVID-19
pandemic. As management continues to assess the impact of
COVID-19
on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future.
Restructuring and transformation costs of £34.3 million (2020: £17.9 million) include £26.2 million of restructuring costs in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size
under-performing businesses, address high cost severance markets and simplify operational structures. The remaining £8.1 million relates to the Group’s IT transformation programme. Further restructuring and transformation costs will be incurred in the second half of 2021.
In the period ended 30 June 2021, a provision of £21.7 million (2020: £nil) was made for potential litigation settlements.

5.	Share of results of associates
Share of results of associates include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Share of profit before interest and taxation	85.9	46.2
Share of exceptional gains/(losses)	11.7	(51.4)
Share of interest and non-controlling interests	(39.1)	(40.4)
Share of taxation	(18.5)	(6.3)
	40.0	(51.9)

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Share of results of associates (continued)

Share of exceptional gains in the period ended 30 June 2021 of £11.7 million primarily comprise the gain on disposal of certain Kantar businesses partially offset by amortisation of acquired intangible assets with Kantar. In 2020, share of exceptional losses of £51.4 million primarily comprised amortisation and impairment of acquired intangible assets as well as restructuring and transaction costs within Kantar.

6.	Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Income from equity investments	5.0	6.8
Interest income	25.1	44.4
	30.1	51.2
Finance costs include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Interest expense and similar charges	101.5	107.1
Interest expense related to lease liabilities	45.7	50.2
	147.2	157.3
Revaluation and retranslation of financial instruments include:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Movements in fair value of treasury instruments	4.7	(2.0)
Premium on the early repayment of bonds	(13.1)	—
Revaluation of investments held at fair value through profit or loss	30.5	1.7
Revaluation of put options over non-controlling interests	(44.4)	25.4
Revaluation of payments due to vendors (earnout agreements)	(9.4)	7.4
Retranslation of financial instruments	19.6	(301.1)
	(12.1)	(268.6)

Note
1	Figures have been restated as described in the accounting policies.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis
Reported contributions by operating sector were as follows:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m

Revenue
Global Integrated Agencies	5,169.7	4,725.1
Public Relations	449.9	446.8
Specialist Agencies	512.9	410.8
	6,132.5	5,582.7

Revenue less pass-through costs 2
Global Integrated Agencies	4,068.9	3,896.2
Public Relations	429.4	426.3
Specialist Agencies	400.9	345.2

Headline operating profit 3
Global Integrated Agencies	482.9	282.3
Public Relations	63.5	71.9
Specialist Agencies	44.0	28.1
	590.4	382.3
Notes
1
During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figure have been re-presented to reflect these changes.

2
Revenue less pass-through costs is revenue less media, and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.

3	A reconciliation from operating profit/(loss) to headline operating profit is provided in note 20.

Notes to the unaudited condensed consolidated interi
m
 financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographic
a
l area were as follows:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m

Revenue
North America 1	2,183.7	2,177.1
United Kingdom	927.0	757.6
Western Continental Europe	1,340.6	1,092.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,681.2	1,555.1
	6,132.5	5,582.7

Revenue less pass-through costs 2
North America 1	1,817.6	1,856.1
United Kingdom	679.7	585.6
Western Continental Europe	1,050.0	919.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,351.9	1,306.5

Headline operating profit 3
North America 1	271.4	215.4
United Kingdom	83.5	35.4
Western Continental Europe	103.7	43.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	131.8	87.7
	590.4	382.3
Notes
1
North America includes the US with revenue of £2,046.9 million (2020: £2,065.2 million), revenue less pass-through costs of £1,695.9 million (2020: £1,757.5 million) and headline operating profit of £254.1 million (2020: £207.1 million).

2
Revenue less pass-through costs is revenue less media, and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.

3	A reconciliation from operating profit/(loss) to headline operating profit is provided in note 20.

8.	Taxation
The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2021. This is then adjusted for certain discrete items which occurred in the interim period.
The tax rate on profit before tax was 27.2% (2020: -0.3%, restated as described in the accounting policies). The difference in the tax rate in 2021 is principally due to impairments in 2020.
In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. The change was enacted at the balance sheet date, and the Group has remeasured UK deferred tax balances accordingly and recognised a tax credit of £27.0 million in current period tax expense.
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the
COVID-19
pandemic, changes arising from the application of existing rules or challenges by tax or

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Taxation (continued)

competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

9.	Ordinary dividends
The Board has recommended an interim dividend of 12.5p (2020: 10.0p) per ordinary share. This is expected to be paid on 1 November 2021 to shareholders on the register at 15 October 2021. The Board recommended a final dividend of 14.0p per ordinary share in respect of 2020. This was paid on 9 July 2021.

10.	Earnings per share
Basic EPS
T
he calculation of basic EPS is as follows:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
Earnings 2 (£ million)	252.7	(3,209.2)
Weighted average shares used in basic EPS calculation (million)	1,211.9	1,224.7
EP S	20.9p	(262.0p	)

Discontinued operations	Six months ended 30 June 2021	Six months ended 30 June 2020
Earnings 2 (£ million)	—	(6.8)
Weighted average shares used in basic EPS calculation (million)	—	1,224.7
EPS	—	(0.5p	)

Continuing and discontinued operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
Earnings 2 (£ million)	252.7	(3,216.0)
Weighted average shares used in basic EPS calculation (million)	1,211.9	1,224.7
EPS	20.9p	(262.5p	)
Notes:
1	Figures have been restated as described in in the accounting policies.
2	Earnings is equivalent to profit/(loss) for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Earnings per share (continued)

Diluted EPS
The calculation of diluted EPS is as follow
s:

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
Diluted earnings (£ million)	252.7	(3,209.2)
Weighted average shares used in reported diluted EPS calculation (million) 2	1,229.0	1,224.7
Diluted EPS	20.6p	(262.0p	)

Discontinued operations	Six months ended 30 June 2021	Six months ended 30 June 2020
Diluted earnings (£ million)	—	(6.8)
Weighted average shares used in diluted EPS calculation (million) 2	—	1,224.7
Diluted EPS	—	(0.5p	)

Continuing and discontinued operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
Diluted earnings (£ million)	252.7	(3,216.0)
Weighted average shares used in diluted EPS calculation (million) 2	1,229.0	1,224.7
Diluted EPS	20.6p	(262.5p	)
Notes:
1	Figures have been restated as described in the accounting policies.
2
In 2020, the weighted average shares used in the basic EPS calculation has also been used for diluted EPS due to the anti- dilutive effect of the weighted average shares calculated for the diluted EPS calculation.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	m	m
Weighted average shares used in basic EPS calculation	1,211.9	1,224.7
Dilutive share options outstanding	0.8	—
Other potentially issuable shares	16.3	12.3
Weighted average shares used in diluted EPS calculation	1,229.0	1,237.0
At 30 June 2021 there were 1,270,102,274 (30 June 2020: 1,296,079,242) ordinary shares in issue, including treasury shares of 70,489,953 (30 June 2020: 70,750,170).

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flow s
The following tables analyse the items included within the main cash flow headings on page
3
:
Net cash flow from operating activities:

	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Profit/(loss) for the period	287.3	(3,185.0)
Taxation	107.1	13.0
Revaluation and retranslation of financial instruments	12.1	268.6
Finance costs	147.2	157.6
Finance and investment income	(30.1)	(51.4)
Share of results of associates	(40.0)	51.9
Loss on sale of discontinued operations	—	3.3
Attributable tax expense on sale of discontinued operations	—	1.9
Adjustments for:
Non-cash share-based incentive plans (including share options)	43.9	30.6
Depreciation of property, plant and equipment	71.2	88.2
Depreciation of right-of-use assets	139.3	155.4
Impairment charges included within restructuring costs	7.9	—
Impairment of goodwill	—	2,812.9
Amortisation and impairment of acquired intangible assets	30.1	53.1
Amortisation of other intangible assets	9.4	9.6
Investment and other write-downs	—	225.7
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Gain on sale of property, plant and equipment	(1.2)	(0.1)
Movements in trade working capital 2,3	(464.1)	(456.0)
Movements in other working capital and provisions	(41.2)	(294.7)
Corporation and overseas tax paid	(162.7)	(201.2)
Interest and similar charges paid	(90.1)	(77.4)
Interest paid on lease liabilities	(44.7)	(48.6)
Interest received	25.1	45.2
Investment income	5.0	6.8
Dividends received from associates	26.7	4.7
Net cash inflow/(outflow) from operating activities	39.2	(401.9)
Notes
1	Figures have been restated as described in the accounting policies.
2
The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

3	Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Initial cash consideration	(41.2)	(5.9)
Cash and cash equivalents acquired	4.0	—
Earnout payments	(14.1)	(88.5)
Purchase of other investments (including associates) 1	(97.2)	(2.4)
Acquisitions	(148.5)	(96.8)

Proceeds on disposal of investments and subsidiaries	3.1	228.4
Cash and cash equivalents disposed	(1.8)	(24.5)
Disposals of investments and subsidiaries	1.3	203.9

Cash consideration received from non-controlling interests	38.7	—
Cash consideration for purchase of non-controlling interests	(117.7)	(37.8)
Cash consideration for non-controlling interests	(79.0)	(37.8)

Net acquisition payments and disposal proceeds	(226.2)	69.3
Note
1	In June 2021, the Group invested a further £92.9 million in Kantar to fund its share of Kantar’s acquisition of Numerator, which completed in July 2021.
Share repurchases and buybacks:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Purchase of own shares by ESOP Trusts	(49.5)	(0.4)
Shares purchased into treasury	(248.1)	(285.1)
	(297.6)	(285.5)
Proceeds from borrowings:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Net increase in drawings on bank loans	—	7.4
Proceeds from issue of €750 million bonds	—	665.5
Proceeds from issue of £250 million bonds	—	250.0
	—	922.9

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Repayment of borrowings:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Net decrease in drawings on bank loans	(35.9)	—
Repayment of €250 million bonds	—	(223.1)
	(35.9)	(223.1)

12.	Cash and cash equivalents and debt financing

	30 June 2021	31 December 2020
	£m	£m
Cash at bank and in hand	1,704.1	10,075.0
Short-term bank deposits	1,842.0	2,824.1
Overdrafts 1	(199.2)	(8,562.0)
Cash and cash equivalents	3,346.9	4,337.1
Note:
1	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.
During the period, the Group converted the majority of its notional cash pool arrangements to zero-balance
accounts, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.
The Group estimates that the fair value of corporate bonds is £5,282.5 million at 30 June 2021 (31 December 2020: £5,509.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2021	31 December 2020
	£m	£m
Within one year	(711.5)	(182.2)
Between one and two years	(117.0)	(725.6)
Between two and three years	(749.6)	(795.7)
Between three and four years	(1,052.4)	(649.1)
Between four and five years	(71.4)	(528.2)
Over five years	(3,227.9)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,929.8)	(6,267.9)
Short-term overdrafts – within one year	(199.2)	(8,562.0)
Future anticipated cash flows	(6,129.0)	(14,829.9)
Effect of discounting/financing rates	1,039.2	1,235.2
Debt financing	(5,089.8)	(13,594.7)

13.	Goodwill and acquisitions
The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2021 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Goodwill and acquisitions (continued)

There were no indicators of impairment identified in the six months ended 30 June 2021.
Impairments in the six months ended 30 June 2020
During the period ended 30 June 2020, the Group recorded a £2,812.9 million impairment charge. Figures have been restated as described in note 2. The impairments related to historical acquisitions whose carrying values were reassessed in light of the impact of
COVID-19.
The impairments were driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates, as further described below.
Due to a significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020, nil growth rate thereafter and a conservative pre-tax
discount rate of 13.5%. The
pre-tax
discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.
The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.
In the second step, the CGUs were retested for impairment using more refined assumptions. If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded. Assumptions used in the impairment test were as follows:

•	Pre-tax discount rate used for CGUs with global operations of 12.5%

•	Pre-tax discount rate for CGUs with more regional specific operations of 10.8% to 19.3%

•	Long-term growth rate of 2.0%
In developing the expected cash flows as at 30 June 2020, we considered the impact of the
COVID-19
pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-COVID-19
revenue less pass-through costs and operating margins.
Our approach in determining the recoverable amount utilised a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.
These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.
The goodwill impairment charge of £2,812.9 million largely reflected the adverse impacts of
COVID-19
to a

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Goodwill and acquisitions (continued)

number of businesses in the Group at 30 June 2020. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,820.1 million of the impairment charge related to Global Integrated Agencies, £157.1 million related to Public Relations and £835.7 million related to Specialist Agencies.
The CGUs with significant impairments of goodwill as at 30 June 2020 are set out in the below table.

		As reported		As adjusted
CGU	Operating Sector	Recoverable amount as at 30 June 2020 1	Goodwill impairment charge for the period ended 30 June 2020 1	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020
		£m	£m	£m	£m
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,054.4	1,759.5	1,207.5
VMLY&R	Global Integrated Agencies	918.3	472.0	871.0	516.9
Burson Cohn & Wolfe	Public Relations	859.8	127.0	845.9	140.3
Geometry Global	Specialist Agencies	205.9	232.5	128.4	305.8
Landor & FITCH	Specialist Agencies	197.5	158.1	169.5	185.4
Other		1,349.3	440.7	1,325.7	457.0
		5,463.0	2,484.7	5,100.0	2,812.9
Note
1	As previously reported in the Company’s Form 6-K/A filed on 12 February 2021.

14.	Trade and other receivables
Amounts falling due within one year:

	30 June 2021	31 December 2020
	£m	£m
Trade receivables	5,877.1	6,572.2
Work in progress	279.1	264.1
VAT and sales taxes recoverable	284.4	236.6
Prepayments	265.6	248.1
Accrued income	3,023.4	3,150.1
Fair value of derivatives	1.8	0.2
Other debtors	493.1	501.0
	10,224.5	10,972.3
Amounts falling due after more than one year:

	30 June 2021	31 December 2020
	£m	£m
Fair value of derivatives	14.4	9.6
Prepayments and other debtors	163.1	146.6
	177.5	156.2
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
A credit to bad debt expense of £10.6 million (period ended 30 June 2020: expense of £29.2 million; year ended 31 December 2020: expense of £40.8 million) on the Group’s trade receivables was recognised in the period as a

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Trade and other receivables (continued)

result of the reduction in expected credit losses since 31 December 2020. The allowance for bad and doubtful debts is equivalent to 1.4% (31 December 2020: 1.7%) of gross trade receivables.

15.	Trade and other payables: amounts falling due within one year

	30 June 2021	31 December 2020
	£m	£m
Trade payables	8,902.2	10,206.5
Deferred income	1,164.3	1,153.7
Payments due to vendors (earnout agreements)	83.7	57.8
Liabilities in respect of put option agreements with vendors	35.4	9.3
Fair value of derivatives	3.7	1.8
Other creditors and accruals	2,525.5	2,430.6
	12,714.8	13,859.7
The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

	30 June 2021	31 December 2020
	£m	£m
Payments due to vendors (earnout agreements)	69.5	56.5
Liabilities in respect of put option agreements with vendors	245.9	101.4
Fair value of derivatives	38.2	11.2
Other creditors and accruals	78.3	144.4
	431.9	313.5
The Group considers that the carrying amount of trade and other payables approximates their fair value.
The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	30 June 2021	31 December 2020
	£m	£m
Within one year	83.7	57.8
Between 1 and 2 years	20.5	17.2
Between 2 and 3 years	18.4	6.0
Between 3 and 4 years	19.4	30.5
Between 4 and 5 years	11.2	2.8
	153.2	114.3
The Group’s approach to payments due to vendors is outlined in note 19.
The Group does not consider there to be any material contingent liabilities at 30 June 2021.

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.	Related party transactions
The Group enters into transactions with its associate undertakings.
The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the period ended 30 June 2021, revenue of £93.5 million (period ended 30 June 2020: £49.7 million) was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.
The Group invested a further £92.9 million in Kantar on 29 June 2021 to fund its 40% share of the Numerator acquisition. This investment would have been returned to the Group in the event the Numerator acquisition did not complete. Kantar completed its acquisition of Numerator on 2 July 2021.
The following amounts were outstanding at 30 June 2021:

	30 June 2021	31 December 2020
	£m	£m
Amounts owed by related parties
Kantar	135.5	39.0
Other	46.3	27.9
	181.8	66.9
Amounts owed to related parties
Kantar	(6.3)	(5.6)
Other	(62.3)	(36.0)
	(68.6)	(41.6)

18.	Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2020 and a number of mitigating cost actions that are available to the Company. Considering the Group’s bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 29% in the second half of 2021 and first half of 2022 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.
Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Financial instruments
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

	Level 1	Level 2	Level 3
	£m	£m	£m
30 June 2021
Derivatives in designated hedge relationships
Derivative assets	—	12.2	—
Derivative liabilities	—	(38.2)	—
Held at fair value through profit or loss
Other investments	0.2	—	296.7
Derivative assets	—	4.0	—
Derivative liabilities	—	(3.7)	—
Payments due to vendors (earnout agreements)	—	—	(153.2)
Liabilities in respect of put options	—	—	(281.3)
Held at fair value through other comprehensive income
Other investments	40.9	—	110.9
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options		Other investments
	£m	£m		£m
1 January 2021	(114.3)	(110.7)		366.6
(Losses)/gains recognised in the income statement	(9.4)	(44.4)		30.4
Gains recognised in other comprehensive income	—	—		6.9
Exchange adjustments	1.6	1.9		—
Additions	(45.2)	(129.5	) 1	4.3
Disposals	—	—		(0.6)
Settlements	14.1	1.4		—
30 June 2021	(153.2)	(281.3)		407.6
Note
1
During the period, the Group merged its subsidiaries Finsbury, The Glover Park Group and Hering Schuppener to form a leading global strategic communications advisory firm. As part of this transaction, certain management acquired shares in the company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the period of £100.0 million.

Payments due to vendors and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2021, the weighted average growth rate in estimating future financial performance was 14.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2021 was approximately 5.3%.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Financial instruments (continued)

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.3 million and £13.1 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.1 million and £6.2 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments of £24.5 million, which would result in a credit or charge to the income statement of £1.6 million and equity of £22.9 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

20.	Reconciliation of operating profit/(loss) to headline operating profit

Continuing operations	Six months ended 30 June 2021	Six months ended 30 June 2020 1
	£m	£m
Operating profit/(loss)	483.6	(2,750.6)
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	—	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	—	225.7
Litigation settlement	21.7	—
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Headline operating profit	590.4	382.3
Note
1	Figures have been restated as described in the accounting policies.
Headline operating profit is one of the metrics that management uses to assess the performance of the business.